Fort Lauderdale
Jacksonville
Los Angeles
Madison
Miami
New York
Orlando
Tallahassee
Tampa
Tysons Corner
Washington, DC
West Palm Beach
One Southeast Third Avenue
28th Floor
Miami, Florida 33131-1714
www.akerman.com
305 374 5600 tel     305 374 5095 fax

November 22, 2006
VIA EDGAR
John Reynolds, Esq.
Assistant Director
United States Securities and
Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re:	Coconut Palm Acquisition Corp. Registration Statement on Form S-4 Filed September 15, 2006 File No. 333-137386
Dear Mr. Reynolds:
     On behalf of Coconut Palm Acquisition Corp. (the “Company”), we hereby respond to Comment No. 1 of the Commission Staff’s comment letter dated October 28, 2006 regarding the Company’s Form S-4 (File No. 333-137386) (the “Form S-4”). We have also prepared responses to the Staff’s other comments from its October 28, 2006 letter and anticipate filing the Amendment No. 1 to the Form S-4 with the Company’s responses shortly.
     Please note that for the Staff’s convenience, we have recited the Staff’s comment no. 1 and provided the Company’s response to the comment immediately thereafter.
General
     1. We note disclosure throughout your document indicating that EBC and its shareholders approved the merger agreement in a June 15 shareholder vote. We further note that a lawsuit has been filed against EBC and its board with relation to the proxy furnished in connection with this shareholder vote. However, it appears that an investment

U.S. Securities and Exchange Commission
November 22, 2006

decision has already been made by the shareholders of EBC. Thus, it does not appear that the company could register the transaction on Form S-4, but should rather file a proxy statement on Schedule 14A. Please advise. Also, please discuss whether the company had a valid exemption from registration when offering the securities and, if not, please analyze the company’s potential liability under Section 5. In this regard, an analysis of the nature and number of shareholders whose vote was sought and the information provided to them is warranted. In addition, please add a risk factor discussing the company’s potential liability. Further, it appears that a condition to the transactions is that you have filed with the SEC a registration statement. If it is determined that an investment decision has been made, preventing you from consummating this transaction on a Form S-4, clarify if the condition can be waived. Finally, and with respect to the foregoing, we note that Section 6.01 of your Agreement and Plan of Merger states that “[t]he EBC Board shall use all commercially reasonable efforts to solicit and obtain the EBC shareholder approval...[and that] the EBC Board will withhold any recommendation to the EBC Shareholders regarding the Merger.” Please ensure that your response and Form S-4 disclosures reflect this Section.
     Company’s Response
     As disclosed in the Form S-4, EBC’s Board of Directors will convene a special meeting of its shareholders, where the vote is intended to supersede the initial shareholder vote in favor of the merger agreement on June 15, 2006. EBC’s Board of Directors has expressed its intention to call a second meeting of shareholders to revote on the merger due to material changes contained in the Second Amendment to Agreement and Plan of Merger (the “Second Amendment”) which was executed prior to the filing of the Form S-4 and to provide additional disclosure regarding the settlement of the pending shareholder lawsuit. Thus, any offers to buy the Company’s securities that may have technically resulted from the initial meeting were rejected prior to the filing of the Form S-4. This was confirmed by a subsequent October 17, 2006 correspondence from EBC where EBC informed all the EBC shareholders that “it is the intention of EBC’s Board of Directors and management to hold another shareholders meeting to effectively revote the merger.”
     Because the earlier vote was disregarded and the merger will not proceed as originally contemplated (as disclosed in the Form S-4 on pages 4, 50 and 94), we do not believe that the EBC shareholders have made an investment decision with respect to the merger. EBC shareholders will make an investment decision only after the Form S-4 has been declared effective and disseminated to EBC shareholders. Given the amount of time that will have elapsed since the June 15, 2006 meeting and the new meeting (at least six months), the intervening abandonment of the original vote and the additional information that EBC shareholders will receive at the time of the new meeting, we believe that EBC shareholders will base their voting decision on the new information contained in the Form S-4. We do not believe that EBC shareholders have been damaged or prejudiced by the prior vote because that vote has been abandoned, they have not received any securities as a result of the initial vote and they will

U.S. Securities and Exchange Commission
November 22, 2006

have the opportunity to vote on the merger at the second EBC shareholder meeting. While we do not believe that the initial EBC shareholder meeting rose to the level of a private placement, if one were to characterize the initial vote as a private placement, no securities were issued as such offering was effectively abandoned by CPAC and any offers to buy the Company’s securities were effectively not accepted, and sufficient time has elapsed to proceed with the S-4.
     Further, we have been advised that under Arkansas law, a new meeting is required in order to approve the merger and that EBC cannot and will not use the initial vote. Under contract law principles, Arkansas courts require that each party to a contract consent to any amendment. We believe that the provisions of the Second Amendment providing for an increase in the number of directors of the surviving corporation represents a material amendment to the Agreement and Plan of Merger.
     Ark. Code Ann. § 4-27-1103(a) requires that the board of directors of an Arkansas corporation intending to effect a merger, submit the plan of merger to the shareholders of the corporation for approval. Ark. Code Ann. § 4-27-1103(d) requires that each shareholder be provided a copy or summary of the plan of merger prior to voting on the plan. The Arkansas Business Corporation Act contains no provisions dictating the required procedures for a corporation to obtain shareholder consent to an amendment to a previously approved plan of merger. Likewise, Arkansas case law does not address this issue. Where Arkansas law is silent or unclear on a corporate law issue, the state’s courts have historically looked to the laws of the State of Delaware for guidance. See, e.g., Hall v. Staha, 800 S.W.2d 396 (1990). Delaware statutory law provides that a merger agreement may permit the board of directors of the constituent corporations to adopt amendments to the merger agreement following shareholder approval provided that no amendment may be adopted without shareholder action if the amendment adversely affects the holders of any class of shares of one of the corporations. See 8 Del. C. § 251(d).
     With respect to the Second Amendment, the increase in the number of members of the surviving entity’s Board of Directors is a material amendment, which would have been included in the initial disclosures to EBC’s shareholders as required under the provisions of Ark. Code Ann. § 4-27-1103(d). Although neither Arkansas’ legislature nor courts have specifically addressed the issue of shareholder approval of amendments to merger agreements, we believe that the guidance from the treatment of a similar issue under Delaware corporate law would be instructive for purposes of determining the proper manner of handling this matter under Arkansas law.
     We also note that Delaware case law has held that the vote at a second stockholder meeting, where the stockholders approved the entire merger agreement due to an amendment in the merger agreement, replaced the initial vote by the stockholders which had originally approved the merger agreement. See, e.g., In re Santa Fe Pacific Corporation Shareholder Litigation, 669 A. 2d 59, 64-65 (Del. 1995) (publicly-held Delaware corporation shareholders’

U.S. Securities and Exchange Commission
November 22, 2006

second vote on amended merger document, after proxies were issued and vote occurred on original merger document, was valid).
     Without limiting the analysis set forth above, we further note that the SEC has previously declared effective a registration statement where the target shareholders approved the merger prior to the Form S-4 being disseminated to such shareholders. See the Form S-4 (Registration No. 333-129314) filed by CEA Acquisition Corporation on January 17, 2006.
     Finally, because the prior EBC shareholder vote has been disregarded for the legal reasons set forth above and as disclosed in the Form S-4 on pages 4, 50 and 94, we do not believe there has been a violation of Section 5 and that the EBC shareholders have been harmed or prejudiced in any manner, and therefore, no risk factor regarding the Company’s potential liability is required.
     We have added additional disclosure regarding EBC’s withholding of any recommendation to the EBC shareholders regarding the merger on page 18.
     We look forward to hearing back from you regarding our response to Comment No. 1 to the Form S-4. If you have any questions, please feel free to give me a call at (305) 374-5600 or Scot O’Brien at (202) 393-5959.

Sincerely,
/s/ Stephen Roddenberry, Esq.
Stephen Roddenberry, Esq.

cc.	Richard C. Rochon Chairman and Chief Executive Officer Coconut Palm Acquisition Corp.